United States
                     U. S. Securities and Exchange Commission
                               Washington, D.C.  20549


                                      Form 10-SB



                          GENERAL FORM FOR REGISTRATION OF
                        SECURITIES OF SMALL BUSINESS ISSUERS

          Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                  Design Products, Inc.
                 Formerly "Entertainment Land, U.S.A. Incorporated"
               (Exact name of registrant as specified in its charter)


   Nevada                                 84-1431073
 ________________________________        ________________
 (State or other jurisdiction of         (I.R.S. employer identification
  incorporation or organization)         number)


                  1547 East Boulder Springs, St. George, UT 84790
                      (Address of principal executive offices)

Issuer's Telephone Number:      (435) 656-3124

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:   n/a

Name of exchange on which each class is to be registered: n/a

Securities to be registered under Section 12(g) of the Act:
               Common Stock, par value $.001 per share

                  INFORMATION REQUIRED IN REGISTRATION STATEMENT


ITEM 1 - DESCRIPTION OF BUSINESS

GENERAL

     Design Products, Inc., (the "Company") was incorporated under the laws of the State of Nevada on August 18, 1993 under the name of Entertainment Land U.S.A. Incorporated. On August 4, 1997, Entertainment Land U.S.A. Incorporated undertook a corporate name change, changing the name of the Company to Design Products, Inc. The Company sells artistically designed and uniquely worded "special awards" in the form of certificates, posters and cards for youth basketball, football, soccer and baseball programs. The company has created award certificates for use in the public school systems as well as for various public and private music programs.

PRINCIPAL MARKETS AND PRODUCTS

     The Company markets certificates created for private music teachers and educators that are awarded to their students. Certificates are also marketed in the school systems to reward scholastic achievement. The Company markets certificates designed for use by music instructors in all areas of music study.

     The Company's main focus has been large groups that would benefit from the creation of a unique certificate reflecting the goals of their particular organization. City-sponsored sports programs, volunteer programs and music programs have been specifically targeted.

METHODS OF DISTRIBUTION

     The Company's business is dependent upon management's ability to contact organizations, create award certificates and deliver finished certificates. The company relies on its personal representatives to make these contacts primarily through telephone listings, followed by a personal visit and sales presentation. The Company also relies on publicity (via word of mouth) to bring awareness of the Company's products to its potential clientele. When the Company is able to better identify and focus on more specific markets it will adjust its distribution methods accordingly. The Company will look to expand its operations by focusing on new communities and their sports, music and dance programs.

SUPPLIERS

     The Company obtains its designs by utilizing in-house artists obtaining high-quality reproduction through color laser printers and computer graphics. Because each certificate created is unique, it is not easily reproduced by persons outside the company. A printing company currently does the mass printing of the certificates once a market has been established.

COMPETITION

     The business of selling certificates, posters and cards is intensely competitive in all of its phases, and the Company will be competing with several firms providing such services. The Company will be at a disadvantage with other companies having larger technical staffs, established market shares and greater financial operational resources than the Company.

     Management believes that its lower operational costs will enable the Company to compete because of low overhead. The company also keeps advertising expenses to a minimum by relying on word of mouth advertising. In addition, the Company believes it has two competitive advantages:

     a. Service. The Company believes that having personal representatives anticipating the seasonal need for the sports awards and music recitals will create a convenience for the customer. The ability to offer a one on one consultation with the client will be to the advantage of the Company. By addressing the needs of each individual client and working with them on a personal level, thecompany can provide for their specific needs.

     b. Quality. The Company realizes that the success of any business is dependent upon the quality of its product. The Company utilizes the services of an excellent printing company, using quality paper and color laser printing. The Company believes because of the unique, creative nature of their product, organizations are attracted to using the Company's certificates.

SEASONALITY

     The Company benefits from year-round activity in the sports, music and education fields.

EMPLOYEES

     The Company currently has four employees. President Kelly Fox is responsible for creating the original artwork on the certificates. Secretary/Treasurer Kristine Gornichec is responsible for production. Directors Shirley Anderson and Clark Chipman are responsible for marketing and sales. None of these individuals devote their full time to the affairs of the Company at this time. As growth of the Company continues, additional employees will be added when necessary.

     The Company has no contractual obligations with any labor unions nor are its employees represented by organized labor. The Company recognizes that its continued success will depend in large measure on its ability to attract and retain qualified personnel. Management believes that its employee relations are very good.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

GENERAL

     The Company currently operates at the resident address of Kristine Gornichec, Secretary/Treasurer, at 1547 East Boulder Springs, St. George, UT 84790. The Company's principal business is creating and providing award certificates to sports, music, dance and educational programs.

     The following is a discussion of the results of operations for the year ended December 31, 1998, compared to the year ended December 31, 1997.

     The Company had no revenues in either 1997 or 1998. The Company is still in the development stage and has been devoting most of its efforts towards creating award certificates and producing them in cost efficient quantities. In the coming year, the Company plans to devote more of its efforts towards marketing its product.

     The Company did not commence operations until 1998 during which year it incurred expenses of $11,315.00.

     The Company had no net income for the year ended December 31, 1998.

     Unused cash from the Company's securities offering as of December 31, 1998 was $5,994.00

PLAN OF OPERATION

     During the next twelve months, the Company's plan of operation is dependent upon the management's ability to contact organizations and individuals, present a sales plan, take orders and deliver the product.

     During the next twelve months, the Company is looking to increase its market by locating new areas of interest that would benefit from the award certificates. Although it is feasible that the Company may look into expanding the range of its products at a future date, management desires to focus solely on the creation of award certificates at this time.

     During the next twelve months, the Company's primary cash requirements will include its need to out source the printing of the award certificates.
The Company has an agreement with Competitive Image, Inc., in Las Vegas,
Nevada, print the bulk of the award certificates. At some future date, if profitability is achieved, management will consider the purchase or lease of a color laser printer. This is contingent upon achieving a much greater volume of certificate orders than now exists as well as miscellaneous overhead. Management believes that the Company's existing cash resources and cash generated from operations will be sufficient to fund the company's ongoing operations through the remainder of 1999 and be sufficient to provide for the foregoing cash requirements for day to day operations in the next twelve months. There is no guarantee that the budgeted funds will be sufficient to achieve these goals.

     The Company may require additional funds and time to achieve profitability. Even if the Company begins generating revenues, it could require additional funding for expansion. The Company may find it difficult to succeed in securing additional financing. The Company may be able to attract some private investors, or an officer and/or director may be willing to make additional cash contributions, advancements or loans or, as an alternative, the company could attempt some form of debt equity financing.

ITEM 3 - DESCRIPTION OF PROPERTY

     The Company's executive offices are located at the residence address of one of its officers at 1547 East Boulder Springs, St. George, UT 84790. The Company utilizes storage area for its inventory at this location without charge to the Company.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of March 15, 1999, with respect to the beneficial ownership of the common stock by each officer and director of the Company, each person (or group of persons whose shares are required to be aggregated) known to the Company to own beneficially, more than 5% of the Company's Common Stock, and the name and share holdings of each Officer and Director, and all Officers and Directors as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares shown as beneficially owned by them.

Title of Class    Name & Address      Amount & Nature       Percent of Class
                of Beneficial Owner   of Beneficial Owner
___________________________________________________________________________

Common         Kelly Fox <F1>               1,000,000<F2>       17.9%
               711 E. 1050 S. Circle
               St. George, UT 84790

Common         Kristine Gornichec <F1>      3,000,000<F3>       53.6%
               1547 E. Boulder Springs Rd.
               St. George, UT  84790

Common         Ronald Drake                   350,000            6.3%
               3204 Avalon Ave.
               Las Vegas, NV 89107

Common         Lisa-Lotte Newell              350,000            6.3%
               6897 E. Mesquite Ave.
               Las Vegas, NV 89110

Common         Suzanne Pancheri                400,000           7.1%
               1111 Warbonnet Way, Ste. 224
               Las Vegas, NV 89117
______
All officers and directors as a group (3 persons)          4,007,500
______________________________________
     <F1> President, Officer and a Director of the Company
     <F2> These shares are restricted
     <F3> These shares are control stock for which the resale is limited under
          Rule 144(e) to 1% of the shares outstanding every 90 days.

CHANGES IN CONTROL

     The Company has no arrangements which might result in a change in control of the Company.

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth certain information with respect to each of the Directors, Executive Officers of the Company, their ages, and all positions with the Company.

     Name                            Age               Position
_______________________________________________________________________

     Kelly Fox                       39              President and a Director
     711 E. 1050 S. Circle
     St. George, UT 84790

     Kristine Gornichec              50              Secretary/Treasure and a
     1547 E. Boulder Springs Rd.                     Director
     St. George, UT 84790

     Shirley Anderson                69              Director
     1487 Tamarisk Drive
     St. George, UT  84790

     Clark Chipman
     287 Mountain Park Dr. S.E.      55              Director
     Calgary, Alberta Canada
     T2Z 2L3


      Kelly Fox, age 39 is President and a director of the Company and is the sister of Kristine Gornichec, Secretary/Treasurer of the Company and the daughter of Shirley Anderson, director of the Company. Attending Utah State University from 1978 to 1979 she studied commercial art, graphic design and illustration. From 1979 to 1980 Ms. Fox worked as a jewelry designer for the O.C. Tanner Company in Salt Lake City, Utah. In addition to her responsibilities as a jewelry designer, Ms. Fox worked in the areas of technical drawing, logo design, medallion design and art direction. In 1983, Ms. Fox graduated from Southern Utah University with a Bachelor of Arts
Degree in Education with a minor in art and child development. From 1983 to 1987 Ms. Fox worked as a sixth grade teacher for the Granite School District in Salt Lake City, Utah. In this capacity, she oversaw the art program as the art specialist. In addition, she functioned as the artist-in-residence faculty coordinator, working closely with the school district in implementing art programs. Ms. Fox was also the annual art contest coordinator for her school. In 1994, Ms. Fox accepted a position with the Washington County
School District as a fifth grade teacher where she served for four years as the grade level art specialist. She was also the school-wide representative for the school district Arts in Education Committee. She continues to teach as an art specialist in the Alpine School District in Pleasant Grove, Utah.
Recently, Ms. Fox broadened her artistic profile in the areas of paper mache' sculpture where she designed a line of unique fish sculptures that have been sold privately to collectors. She contracts with companies and individuals to do lettering, calligraphy and has been commissioned to design logos, letterhead and business cards. Ms. Fox recently designed a new logo for the Washington County School District. Ms.Fox is in demand in the Southern Utah
area to create logos for businesses and doctor's offices.   Additionally, her
areas of emphasis include scenery design and painting, poster and publicity, book illustrations and web site designs. For many years, Ms. Fox has created a line of greeting cards. As an artist, Ms. Fox is an adept painter, utilizing the acrylic and water color mediums. She also works with pen, pencil and ink drawings and has experience with technical drawings.

     Kristine Gornichec, age 50, is Secretary/Treasurer and a director of the Company and is the sister of Kelly Fox, President of the Company and the daughter of Shirley Anderson, director of the Company. Ms. Gornichec attended Brigham Young University from 1967 to 1968 and graduated in 1972 from Southern Utah University, Cedar City, Utah with a Bachelor of Arts degree in music. Ms. Gornichec has 9 hours toward her master's degree.
Ms. Gornichec has been a piano teacher since 1967 and also plays the flute and piccolo. Ms. Gornichec has worked extensively with choirs in school, church and the community as a conductor or accompanist. Ms. Gornichec was instrumental in bringing a music curriculum to Dixie Jr. High School in St. George, Utah, and taught vocal music to Junior High School students at Dixie Jr. High from 1972 to 1974. Mrs. Gornichec taught vocal music to Sr. High School students at Dixie High School from 1977 to 1982 and taught Jr. High School students at Dixie Jr. High School from 1987 to 1988 in St. George, Utah. Ms. Gornichec was the conductor and creator of a pop performing group, "Spirit" in St. George, Utah from 1977 to 1982 which group performed extensively throughout the West. Ms. Gornichec taught in a church affiliated seminary program for three years in Las Vegas, Nevada intermittently from 1993 to 1996. Ms. Gornichec's professional accomplishments and recognitions include: "The Music Man" which she directed as a consultant to the American Samoa Community College in 1987; performed in "Oliver" in August of 1995 at Spring Mountain Ranch summer theater in Las Vegas, Nevada; accompanist for Greenspun Jr. High Choirs from 1992 to 1994; performed recently in Southern Nevada Musical Arts Society's production of "H.M.S. Pinafore" and has been a member of the Southern Utah University National Alumni Board since 1994. Ms. Gornichec was a former assistant director and member of Southern Nevada Musical Arts Society Singers and Chorus. She is currently invovled as a singer and assistant conductor with the Southern Utah Heritage Choir, which performed in 1998, at Carnegie Hall in New York City, New York. Ms. Gornichec has been editing books and manuscripts for publication since 1993 to the present. Ms. Gornichec either has served or continues to serve as an officer and/or director of a number of development stage companies, some of which have been listed for trading.

     Shirley Anderson, age 69, is a Director of the Company and is the mother of Kelly Fox and Kristine Gornichec. Ms. Anderson attended Brigham Young University in Provo, UT in 1948 where she majored in drama. The next several years were spent in raising her five children as the family moved frequently as a result of her husband's assignments in the U.S. Air Force. During this time, Ms. Anderson served as president of the Officers Wives Club Association at Chanute Air Force Base from 1958 to 1960. She also volunteered as an activities specialist at several hospitals and nursing homes, among them being the Utah State Mental Hospital in Provo, Utah. From 1965 to 1967, Ms. Anderson obtained her real estate license and worked in the Washington D.C. area. When the family moved to Salt Lake City, Utah, Ms. Anderson worked as the office manager for the Sansom Dental Clinic from 1976 to 1980. From her experience in drama, Ms. Anderson began working in the film industry in 1981 when the family moved to St. George, Utah. Because of its unique red rock formations, St. George was popular with film directors as a shooting location. Ms. Anderson worked on a contract per film basis on several movies. In 1981, she worked as an assistant Art and Set Director for S.R.I. Film Productions, Keith Merrill, Hollywood, California. In 1984, she served as the assistant Film Production Coordinator for Titus Productions out of New York City, New York in 1988. Ms. Anderson served as a Film Production Coordinator with Dayton/Stweard Films, Inc. based in St. George, Utah in
1988 through 1989. Ms. Anderson then served as Public Relations Director for Dixie Rural Electric Association in St. George, Utah, from 1986 to 1987. From 1986 unit 1988, Ms. Anderson was a member to the City Planning
Commission with the City of St. George, Utah and served on the Board of the State Red Cross Service Council in Salt Lake City, Utah from 1995 through 1997. Since 1991 to the present time, Ms. Anderson has worked as a Victim's
Advocate assisting victims of domestic violence and rape in St. George, Utah. She also serves as a volunteer at the Dixie Regional Mediacl Center in St. George, Utah.

     Clark Chipman, age 55, is a Director of the Company and resides in Calgary, Alberta, Canada. From 1967 to 1971, Mr. Chipman attended Brigham Young University in Provo, Utah. For twenty-five years he has worked in the retain manufacturing industry both as a manufacturing representative and in management. In 1978, Mr. Chipman opened his own retail clothing store called Chipman's Broadway. From 1990 to the present, Mr. Chipman has worked as an independent insurance broker and manages the Birnco Financial Group. In that capacity, he sells life and disability insurance and manages investments.

FAMILY RELATIONSHIPS

     Kelly Fox, President of the Company, is the sister of Kristine
Gornichec, the Secretary/Treasurer. Shirley Anderson, a director, is the mother of both Kelly Fox and Kristine Gornichec. Clark Chipman, a director, is the father of Kristine Gornichec's daughter-in-law.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     To the best of management's knowledge, during the past five years, no present or former director or executive officer of the company

    (1) Has filed a petition under federal bankruptcy laws or any state insolvency law, had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which she was a general partner at or within two years before the time of such filing, or any corporation or business association of which she was an executive officer at or within two years before the time of such filing;

     (2) Was convicted in a criminal proceeding or named the subject of a pending criminal proceeding (excluding traffic violations and other minor offences);

     (3) Was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining her from otherwise limiting her involvement in any type of business, securities or banking activities; or

     (4) Was found by a court of competent jurisdiction in a civil action, by the Securities and Exchange Commodity Futures Trading Commission to have violated any federal or state securities law.

ITEM 6 - EXECUTIVE COMPENSATION

     The following table sets forth the compensation received by the Company's officers and directors since inception in August 1993. There are no other officers of the Company who have been paid any compensation.

Name and Principal              All other
Position                        Compensation                   Year
__________________________________________________________________________

Kelly Fox                      $500.00<F1>                    1998
President                      -0-                            1997

Kristine Gornichec             $500.00<F1>                    1998
Secretary/Treasurer            -0-                            1997

Shirley Anderson              $500.00<F1>                     1998
Director                      -0-                             1997

Clark Chipman                 $500.00<F1>                     1998
Director                      -0-                             1997

_________________________________________________
<F1> Ms. Fox, Ms. Gornichec, Ms. Anderson and Mr. Chipman received $500.00 each for compensation for their assistance in the organization of the Company. The total of $2,000.00 was paid in November 1998. No additional compensation in any other form has been paid nor is there currently any plan or arrangement for future compensation.

OPTIONS/SAR GRANTS

     No stock options or stock appreciation rights were granted to any executive officer since its inception through the present date.

AGGREGATE OPTION/SAR EXERCISES AND FISCAL YEAR END OPTION/SAR VALUE TABLE

Not Applicable.

LONG TERM INCENTIVE PLANS

     No long term incentive plans are in effect. Therefore, no awards have been given to any executive officer in the past year.

COMPENSATION OF DIRECTORS

     The only fees paid to directors were paid in November 1998 for compensation for assistance in the formation of the Company. the Company pays no fees to members of the Company's Board of Directors for the performance of their duties as directors. The Company has not established committees of the Board of Directors.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

     The Company has no employment contracts in effect with any of the members of its Board of Directors or its executive officers nor are there any agreements or understandings with such persons regarding termination of employment or change-in-control arrangement.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There have been no material transactions in the past two years or proposed transactions to which the Company has been or proposed to be a party in which any officer, director, nominee for officer or director, or security holder of more than 5% of the Company's outstanding securities is involved.

     The Company has no promoters other than its President, Kelly Fox, its Secretary/Treasurer, Kristine Gornichec, and a Director, Shirley Anderson. There have been no transactions which have benefited or will benefit Ms. Fox, Ms. Gornichec, or Ms. Anderson directly.

TRANSACTIONS BETWEEN THE COMPANY AND MANAGEMENT

     Each of the officers and directors of the Company are engaged in other businesses, either individually or through partnerships and corporations in which they have an interest, hold an office or serve on Boards of Directors to which they devote substantial time. Certain conflicts of interest may arise between the Company and its officers and directors with respect to the time commitment which management is able to devote to the Company.

     The Company will attempt to resolve any such conflicts of interest in favor of the Company. The officers and directors of the Company are accountable to it and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of the Company or on behalf of itself and all other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts in any manner prejudicial to the Company.

     Prior to this Offering, the Company issued $4,000,000 shares of its common stock in reliance on the "private placement" exemption of the Section 4(2) of the Securities Act of 1933, as amended for services and assets valued at $.001 per share. The shares were issued 3,000,000 shares to Kristine
Gornichec, Secretary/Treasurer and Director of the Company for services rendered in connection with the organization of the Company and the developments of its business plan; and 1,000,000 shares were issued to Kelly Fox, President and Director of the Company for the acquisition of over 50 uniquely worded posters and/or award certificates with artistic design acquired from Kelly Fox.

ITEM 8 - LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. None of the Company's officers, directors, or beneficial owners of 5% or more of the Company's outstanding securities is a party adverse to the Company nor do any of the foregoing individuals have a material interest adverse to the Company.

ITEM 9 - MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

     The Company has no public trading market for its common stock. Although the company intends to seek a quotation for its common shares on the Over-the-Counter Bulletin Board in the futures, there is no assurance the Company will do so, nor is there any assurance that should the Company succeed in obtaining a listing for its securities on the OTC Bulletin Board or on some other exchange, that a trading market for the Company's stock will develop. There are no outstanding option, warrants to purchase, or securities convertible into common equity of the Company outstanding. The Company has not agreed to register any shares of is common stock for any shareholder.

STOCKHOLDERS

     The Company's transfer agent, Pacific Stock Transfer Company, 3690 S. Eastern Ave., Suite 218, Las Vegas, NV 89109, confirms that as of May 13, 1999, there are 42 shareholders of record for the Company.

DIVIDENDS

     To date, the Company has not paid any dividends on its common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earning, its capital requirements and financial condition and other relevant factors. The Board does not intend to declare any dividends in the foreseeable future, but, instead, intends to retain all earnings, if any, for use in the Company's business operations. Under Nevada Corporate Law, dividends may be paid out of surplus or, in case there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the proceeding fiscal year.

ITEM 10.      RECENT SALES OF UNREGISTERED SECURITIES

     On August 18, 1993, in connection with its organization, the Company exchanged 4,000,000 shares of its common stock at $.001. On August 27, 1998, 1,600,000 shares were sold pursuant to an offering under Rule 504 of Regulation D at $.01.

ITEM 11 - DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 25,000,000 shares of common stock, $.001 par value per share. The holders of common stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company;
(ii) are entitled to share ratably in all of the assets of the Company available for distribution or winding up of the affairs of the Company; (iii) do not have preemptive subscription or conversion rights and there are no redemption or sinking fund applicable thereto; and (iv) are entitled to one non-cumulative vote per share, on all matters which shareholders may vote on at all meetings ofshareholders.

NON-CUMULATIVE VOTING

     Holders of Shares of Common Stock as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. The Company has not issued any Preferred Stock. However, the Preferred Stock, if issued, may contain special preferences as determined by the Board of Directors of the Company, including, but not limited to, the bearing of interest and convertibility into Shares of Common Stock of the Company.

     The holders of Shares of common stock of the Company do not have cumulative voting rights which means that the holders of more than fifty percent (50%) of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.

ITEM 12.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

A.     Indemnification provided by statute:

Sections 78.037, 78.295, 78.300, 78.7502, 78.751 and 78.752 of the Nevada
Revised Statutes offer limitation of liability protection for officers and directors and/or indemnification protection of officers, directors, employees and agents of the Company, and provide as follows:

NRS 78.037.   Articles of incorporation: Optional provision. The articles of incorporation may also contain:

     1. A provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but such a provision must not eliminate or limit the liability of a director or officer for:

        (a) Acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law; or

        (b) The payment of distributions in violation of NRS 78.300.

     2. Any provision, not contrary to the laws of this state, for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting or regulating the powers of the corporation or the rights, powers or duties of the directors, and the stockholders, or any class of the stockholders, or the holders of bonds or other obligations of the corporation, or governing the distribution or division of the profits of the corporation.

NRS 78.295. Liability of directors for declaration of distributions. A director is fully protected in relying in good faith upon the books of account of the corporation or statements prepared by any of its officials as to the value and other facts pertinent to the existence and amount of money from which distributions may properly be declared.

NRS 78.300.  Liability of directors for unlawful distributions.

     1. The directors of a corporation shall not make distributions to stockholders except as provided by this chapter.

     2. In case of any willful or grossly negligent violation of the provisions of this section, the directors under whose administration the violation occurred, except those who caused their dissent to be entered upon the minutes of the meeting of the directors at the time, or who not then being present caused their dissent to be entered on learning of such action, are jointly and severally liable, at any time within 3 years after each violation, to the corporation, and, in the event of its dissolution or insolvency, to its creditors at the time of the violation, or any of them, to the lesser of the full amount of the distribution made or of any loss sustained by the corporation by reason of the distribution to stockholders.

NRS 78.7502. Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions.

     1. A corporation may indemnify any person who was or is a party of is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses,including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue of matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys fees, actually and reasonably incurred by him in connection with the defense.

NRS 78.751. Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.

     1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

        (a) By the stockholders;

        (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

        (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

        (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

       (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

      (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

NRS 78.752. Insurance and other financial arrangements against liability of directors, officers, employees and agents.

     1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

     2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

       (a) The creation of a trust fund.

       (b) The establishment of a program of self-insurance.

       (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.

       (d) The establishment of a letter of credit, guaranty or surety.

     No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

     3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the Board of Directors, even if all or part of the other person stock or other securities is owned by the corporation.

     4. In the absence of fraud:

       (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

       (b) The insurance or other financial arrangement:

          (1) Is not void or voidable; and

          (2) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

     5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

B.  Indemnification provided by the Articles of Incorporation

The NINTH article of the Company's Articles of Incorporation limits the liability exposure of officers and directors of the Company for damages. It provides as follows: No director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director of officer; provided however, that the foregoing provision shall not eliminate or limit the liability or a director or officer
(i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of
Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts of omissions prior to such repeal or modification.

C.  Indemnification provided by the By-Laws of the Company

Article VII, INDEMNIFICATION, of the Company's By-Laws provides for the following indemnification protections: Except as hereinafter stated otherwise, the Corporation shall indemnify all of its officers and directors, past, present and future, against any and all expenses incurred by them, and each of them including but not limited to legal fees, judgments and penalties which may be incurred, rendered or levied in any legal action brought against any or all of them for or on account of any act or omission alleged to have been committed while acting within the scope of their duties as officers or directors of this Corporation.

As of the date hereof, the Company has no contracts in effect providing any indemnitee with any specific rights of indemnification although the Company's bylaws authorize its Board of Directors to enter into and deliver such contracts to provide an indemnitee with specific rights of indemnification in addition to the rights provided in the Articles and Bylaws to the fullest extent provided under Nevada law. The Company has no special insurance against liability although the Company's Bylaws provide that the Company may, unless prohibited by Nevada law, maintain such insurance.

ITEM 13.  FINANCIAL STATEMENTS

                          DESIGN PRODUCTS, INC.

            (FORMERLY ENTERTAINMENT LAND U.S.A. INCORPORATED)

                      (A DEVELOPMENT STAGE COMPANY)

                          FINANCIAL STATEMENTS

                            JUNE 30, 1999
                             (unaudited)

                           TABLE OF CONTENTS
                                                      Page Number
                                                      -----------


ACCOUNTANT'S REPORT........................................1

FINANCIAL STATEMENT:

     Balance Sheet.........................................2

     Statement of Operations and Deficit
      Accumulated During the Development Stage.............3

     Statement of Changes in Stockholders' Deficit.........4

     Statement of Cash Flows...............................5

     Notes to the Financial Statements.....................6

DAVID E. COFFEY                3651 Lindell Rd. - Suite H Las Vegas, NV 89103

CERTIFIED PUBLIC ACCOUNTANT    (702) 871-3979

To the Board of Directors and Stockholders of Design Products, Incorporated
Las Vegas, Nevada

     I have compiled the balance sheet of Design Products, Inc. as of June 30, 1999 and the related statements of operations, cash flows and changes in stockholders' deficit for the period then ended in accordance with Statement on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

     A compilation is limited to presenting in the form of financial statements information that is the representation of management. I have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

/s/ David Coffey, C.P.A.
David Coffey, C.P.A.
September 7, 1999

DESIGN PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
JUNE 30, 1999
(UNAUDITED)


ASSETS

Cash                                                    $    4,584
Organizational costs less accumulated
   amortization of $4,400                                        0
                                                             -----
   Total Assets                                         $    4,584
                                                             =====

LIABILITIES & STOCKHOLDERS' DEFICIT

Accounts Payable:                                       $
   Trade                                                     5,000
                                                             -----
   Total Liabilities                                         5,000

Stockholders' Deficit
   Common stock, authorized 25,000,000 shares
   at $.001 par value, issued and outstanding
   5,600,000 shares                                          5,600
   Additional paid-in capital                                4,970
   Deficit accumulated during the
     development stage                                     (10,986)
                                                             -----
   Total Stockholders' Deficit                                (416)

   Total Liabilities and Stockholders' Equity           $    5,739
                                                             =====

The accompanying notes are an integral part of these financial statements.

DESIGN PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR THE YEAR ENDED JUNE 30, 1999
(With Cumulative Figures From Inception)
(unaudited)

                                                             From Inception
                                    Period ended             August 18, 1993
                                    June 30,1999            To June 30, 1999
                               -----------------            ----------------

Sales                                $        45                  $      45

Expenses
   Amortization                                0                      4,400
   Consulting                              2,000                      2,000
   Fees                                    1,200                      1,452
   Office expenses                             0                      1,367
   Printing                                    0                      1,812
                                           -----                      -----
Total expenses                             1,200                     11,031

Net loss                                  (1,155)                  (10,986)
                                                                      =====

Retained earnings,
beginning of period                       (9,831)
                                           -----

Deficit accumulated during
the development state                 $   (10,986)
                                          ========

Earnings (loss) per share
    assuning dilution:
Net loss                              $     (.00)           $         (.00)
                                             ===                       ===
Weighted average shares outstanding    5,600,000                 4,866,666
                                       =========                 =========




The accompanying notes are an integral part of these financial statements.

DESIGN PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD FROM Aug. 18, 1993 (Date of Inception)
To June 30, 1999

                                                 Additional
                             Common Stock        Paid-in
                            Shares     Amount    Capital        Total
                        ----------     ------    -------        -----

Balance,
August 18, 1993                  0   $      0  $       0  $      ---

Issuance of common
stock for services       4,000,000      4,000          0        4,000
Less net loss                    0        ---        ---         (367)
                         ---------      -----      -----        -----

Balance,
December 31, 1993        4,000,000      4,000          0        3,633

Less net loss                    0          0          0         (880)

Balance,
December 31, 1994        4,000,000      4,000          0        2,753

Less net loss                    0          0          0         (880)
                         ---------      -----      -----        -----

Balance,
December 31, 1995        4,000,000      4,000          0        1,873

Less net loss                    0          0          0         (880)
                         ---------      -----      -----        -----

Balance,
December 31, 1996        4,000,000      4,000          0          993

Less net loss                    0          0          0         (880)

Balance,
December 31, 1997        4,000,000      4,000          0          113

Issuance of common
stock for cash           1,600,000      1,600     14,400       16,000
Less offering cost               0          0     (9,430)      (9,430)
Less net loss                    0          0          0       (5,944)
                         ---------      -----      -----        -----

Balance,
December 31, 1998        5,600,000   $  5,600  $   4,970   $      739

Less net loss                    0          0          0       (1,155)
                          --------    -------     ------       -------
Balance,
June 30, 1999             5,600,000      5,600     4,970         (416)


The accompanying notes are an integral part of these financial statements.

DESIGN PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED June 30, 1999
(With Cumulative Figures From Inception)


                                                         From Inception,
                                        Period ended       Aug. 18, 1993
                                       June 30, 1999    To June 30, 1999
                                   -----------------    ----------------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net loss                                 $    (1,155)   $        (10,986)
Noncash expenses included in net loss
   Amortization                                    0               4,400
   Increase in accounts payable:
     Trade                                         0               5,000
                                               -----               -----
              NET CASH USED BY
              OPERATING ACTIVITY                (1,155)           (1,586)

CASH FLOWS USED BY INVESTING ACTIVITIES
   Organizational costs                          ---                 400
                                              ---------           -------
              NET CASH USED BY
              INVESTING ACTIVITIES                 0                 400

CASH FLOWS FROM FINANCING ACTIVITIES
   Sale of common stock                            0               1,600
   Additional paid-in capital                      0              14,400
   Less offering costs                             0              (9,430)
                                              ------              ------
             NET CASH PROVIDED BY
             FINANCING ACTIVITY                    0               6,570

            NET INCREASE IN CASH               1,155   $           4,584
                                                                   =====
CASH AT BEGINNING OF PERIOD                    5,739
                                              ------
       CASH AT END OF PERIOD              $    4,584
                                              ======


Supplemental disclosures of cash flow information:
   Issuance of common stock in exchange
   for services                                   0           $   4,000
                                               =====         ============


The accompanying notes are an integral part of these financial statements.

DESIGN PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
June 30, 1999

NOTES TO THE FINANCIAL STATEMENTS
Design Products, Inc. (the Company) has elected to omit substantially all footnotes to the financial statements for the six months ended June 30, 1999, since there have been no material changes (other than indicated in the other footnotes) to the information previously reported by the Company in the audited financial statements for the year ended December 31, 1998.

UNAUDITED INFORMATION
The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustments which are, in the opinion of management, necessary to properly reflect the results of the period presented. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year.

                          DESIGN PRODUCTS, INC.

            (FORMERLY ENTERTAINMENT LAND U.S.A. INCORPORATED)

                      (A DEVELOPMENT STAGE COMPANY)

                          FINANCIAL STATEMENTS

                           December 31, 1998

                           TABLE OF CONTENTS
                                                      Page Number
                                                      -----------


ACCOUNTANT'S REPORT........................................1

FINANCIAL STATEMENT:

     Balance Sheet.........................................2

     Statement of Operations and Deficit
      Accumulated During the Development Stage.............3

     Statement of Changes in Stockholders' Equity..........4

     Statement of Cash Flows...............................5

     Notes to the Financial Statements....................6-7

DAVID E. COFFEY                3651 Lindell Rd. - Suite H Las Vegas, NV 89103

CERTIFIED PUBLIC ACCOUNTANT    (702) 871-3979

To the Board of Directors and Stockholders of Design Products, Incorporated
Las Vegas, Nevada

     I have audited the accompanying balance sheet of Design Products, Inc. (development stage company) as of December 31, 1998 and the related statements of operations, cash flows, and changes in stockholders' equity for the year ended December 31, 1998. These financial statements are the responsibility of Design Products, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted audited standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overal financial statement presentation. I believe that my audit of the financial statements provide a reasonable basis for my opnion.

     In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Design Products, Inc. as of December 31, 1998 and the results of operations, cash flows and changes in stockholders' equity for the year then ended in conformity with generally accepted accounting principles.


/s/ DAVID COFFEY C.P.A.
David Coffey C.P.A.
June 2, 1999

DESIGN PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
December 31, 1998


ASSETS

Cash                                                    $    5,739
Organizational costs less accumulated
   amortization of $4,400                                        0
                                                             -----
   Total Assets                                         $    5,739
                                                             =====


LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable:                                       $
   Trade                                                     5,000
                                                             -----
   Total Liabilities                                         5,000


Stockholders' Equity
   Common stock, authorized 25,000,000 shares
   at $.001 par value, issued and outstanding
   5,600,000 shares                                          5,600
   Additional paid-in capital                                4,970
   Deficit accumulated during the
     development stage                                      (9,831)
                                                             -----
   Total Stockholders' Equity                                  739

   Total Liabilities and Stockholders' Equity           $    5,739
                                                             =====

The accompanying notes are an integral part of these financial statements.
                                     -2-

DESIGN PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR THE YEAR ENDED December 31, 1998
(With Cumulative Figures From Inception)

                                                             From Inception
                                      Year ended             August 18, 1993
                               December 31, 1998            To Dec. 31, 1998
                               -----------------            ----------------

Sales                                $         0                  $       0

Expenses
   Amortization                              513                      4,400
   Consulting                              2,000                      2,000
   Fees                                      252                        252
   Office expenses                         1,367                      1,367
   Printing                                1,812                      1,812
                                           -----                      -----
Total expenses                             5,944                      9,831

Net loss                                  (5,944)                    (9,831)
                                                                      =====

Retained earnings,
beginning of period                       (3,887)
                                           -----

Deficit accumulated during
the development state                 $   (9,831)
                                           =====

Earnings (loss) per share
    assuning dilution:
Net loss                              $     (.00)           $         (.00)
                                             ===                       ===
Weighted average shares outstanding    4,800,000                 4,133,333
                                       =========                 =========




The accompanying notes are an integral part of these financial statements.

DESIGN PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD FROM Aug. 18, 1993  (Date of Inception)
To December 31, 1998

                                                 Additional
                             Common Stock        Paid-in
                            Shares     Amount    Capital        Total
                        ----------     ------    -------        -----

Balance,
August 18, 1993                  0   $      0  $       0  $      ---

Issuance of common
stock for services       4,000,000      4,000          0        4,000
Less net loss                    0        ---        ---         (367)
                         ---------      -----      -----        -----

Balance,
December 31, 1993        4,000,000      4,000          0        3,633

Less net loss                    0          0          0         (880)
                         ---------      -----      -----        -----

Balance,
December 31, 1994        4,000,000      4,000          0        2,753

Less net loss                    0          0          0         (880)
                         ---------      -----      -----        -----

Balance,
December 31, 1995        4,000,000      4,000          0        1,873

Less net loss                    0          0          0         (880)
                         ---------      -----      -----        -----

Balance,
December 31, 1996        4,000,000      4,000          0          993

Less net loss                    0          0          0         (880)
                         ---------      -----      -----        -----

Balance,
December 31, 1997        4,000,000      4,000          0          113

Issuance of common
stock for cash           1,600,000      1,600     14,400       16,000
Less offering cost               0          0     (9,430)      (9,430)
Less net loss                    0          0          0       (5,944)
                         ---------      -----      -----        -----

Balance,
December 31, 1998        5,600,000   $  5,600  $   4,970   $      739
                         =========      =====      =====        =====


The accompanying notes are an integral part of these financial statements.
                                      -4-

DESIGN PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED December 31, 1998
(With Cumulative Figures From Inception)

                                                         From Inception,
                                          Year ended       Aug. 18, 1993
                                   December 31, 1998    To Dec. 31, 1998
                                   -----------------    ----------------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net loss                                 $    (5,944)   $         (9,831)
Noncash expenses included in net loss
   Amortization                                  513               4,400
   Increase in accounts payable:
     Trade                                     4,600               5,000
                                               -----               -----
              NET CASH USED BY
              OPERATING ACTIVITY                (831)               (431)

CASH FLOWS USED BY INVESTING ACTIVITIES
   Organizational costs                          ---                 400
                                               -----               -----
              NET CASH USED BY
              INVESTING ACTIVITIES                 0                 400

CASH FLOWS FROM FINANCING ACTIVITIES
   Sale of common stock                        1,600               1,600
   Additional paid-in capital                 14,400              14,400
   Less offering costs                        (9,430)             (9,430)
                                              ------              ------
             NET CASH PROVIDED BY
             FINANCING ACTIVITY                6,570               6,570

            NET INCREASE IN CASH               5,739   $           5,739
                                                                   =====
CASH AT BEGINNING OF PERIOD                        0
                                              ------
       CASH AT END OF PERIOD              $    5,739
                                              ======

Supplemental disclosures of cash flow information:
   Issuance of common stock in exchange
   for services                                    0          $   4,000
                                              ======             ======

The accompanying notes are an integral part of these financial statements.
                                 -5-

DESIGN PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1998

NOTE A  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Company was incorporated on August 18, 1993 under the laws of the state of Nevada. The business purpose of the Company is to market uniquely worded "special awards" in the form of certificates, posters and cards.

        The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B  ORGANIZATION COSTS

        Organization costs are capitalized and amortized over 60 months.

NOTE C  PUBLIC STOCK OFFERING

        The Company completed a public stock offering in July of 1998 and sold 1,600,000 shares of its common stock for $16,000 at $.01 per share. The net proceeds of the offering will be used to market uniquely worded "special awards" in the form of certificates, posters and cards.

NOTE D  RELATED PARTY TRANSACTIONS

        The Company has agreed to pay four of its directors a total of $2,000 for serving in these positions during the initial development stage of the Company.

        The Company retained two of its stockholders and issued them four million shares of common stock in exchange for their services in connection with the organization of the Company and preparation of the business plan. These services were valued at $4,000 of $.001 per share.

NOTE E  NAME CHANGE

        On July 28, 1998, the shareholders approved a change in the name of the Company from "Entertainment Land U.S.A.
        Incorporated" to "design Products, Inc."

DESIGN PRODUCTS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1998


NOTE F  EARNINGS (LOSS) PER SHARE

        Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPA is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Comany has no common shares that are potentailly issuable, such as stock options, convertible preferred stock and warrants, basic and diluted earnings per share are the same.

                                    -7-

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     The Company has used the same independent accountant since its inception in November of 1997 and has not had any disagreements with said independent accountant.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(a) The Company's financial statements for the period from inception to December 31, 1998 are included herein under Item 13 of this Registration Statement.

(b) The following exhibits are furnished as required by Item 601 of Regulation S-B.

Exhibit No.    Description

3.0 Certificate of Incorporation of Design Products, Incorporated consisting of Articles of Incorporation filed with the Secretary of State of the State of Nevada on August 18, 1993, filed with SEC in this Registration Statement.

3.1 By-Laws of Design Products, Incorporated, dated August 18, 1993 , are attached hereto, filed with SEC in this Registration Statement.

4.0            Common Stock certificate, filed with SEC in this Registration
               Statement.

27.0 Financial Data Schedule for the period ending 12/31/98, filed with the SEC in this Registration Statement.

                                 SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Design Products, Inc.
                                     (Registrant)

Date:   July ___, 1999              By: /s/Kelly Fox
                                     --------------------------------
                                     President and Director